Exhibit 99.2

INTEROIL CORPORATION

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, JUNE 24 2013

TO THE SHAREHOLDERS OF INTEROIL CORPORATION:

Notice is hereby given that the annual and special meeting (the "Meeting") of shareholders of InterOil Corporation ("InterOil") will be held in the Houston Room at The Woodlands Resort and Conference Center, 2301 North Millbend Drive, The Woodlands, Texas United States on Monday, June 24, 2013 at 10:00 a.m. (Central time). The purposes of the Meeting are:

1.	to receive the audited financial statements of InterOil for the year ended December 31, 2012, together with the Auditors' Report on those statements;

2.	to elect directors of InterOil for the next year;

3.	to appoint auditors for InterOil for the next year and to authorize the directors to fix their remuneration;

4.	to approve and confirm the new shareholder rights plan of InterOil, which plan became effective on May 29, 2013 concurrent with the termination of the previous shareholder rights plan of InterOil initially adopted in 2007, as set forth in the Information Circular (as defined below);

5.	to approve and confirm the new by-laws of InterOil and to confirm the repeal of the previous by-laws of InterOil, as set forth in the Information Circular; and

6.	to transact such other business as may properly be brought before the meeting or any adjournment thereof.

Shareholders are referred to the accompanying Information Circular dated May 14, 2013 (the "Information Circular") for more detailed information with respect to the matters to be considered at the Meeting.

Individuals, corporations or other persons directly registered as shareholders of InterOil on May 14, 2013 ("Registered Shareholders") are entitled to receive notice of and to vote at the Meeting. Registered Shareholders who are unable to attend the meeting in person are requested to date, sign and return the accompanying form of proxy in accordance with the instructions contained in the Information Circular to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, Facsimile: (416) 263-9524 or (866) 249-7775, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. A Registered Shareholder may also vote by telephone or by internet.

Shareholders who do not hold their Common Shares in their own name and wish to vote or to attend the Meeting and vote in person should contact their brokers or agents well in advance of the Meeting to determine how you can do so.

Please refer to the Information Circular for information about how to vote.

Dated this 14th day of May, 2013.

By the Order of the Board of Directors

Geoffrey Applegate
General Counsel & Corporate Secretary